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                                                                      EXHIBIT 99

                     [CROWNMEDIA HOLDINGS,INC. LETTERHEAD]


                     HALLMARK CARDS AND CROWN MEDIA HOLDINGS
                         LAUNCH HALLMARK CHANNEL IN U.S.

            Odyssey Network to Become the Hallmark Channel August 6th

        Re-Launch To Complete Worldwide Premiere of the Hallmark Channel,
            Creating Global Network with Strong Brand Awareness Among
                            Consumers and Advertisers



KANSAS CITY, MISSOURI/STUDIO CITY, CALIFORNIA, March 28, 2001 - Hallmark Cards, Inc. and Crown Media Holdings, Inc. (Nasdaq: CRWN) (ASE: CRWN) today announced that they will re-launch Crown Media's United States cable channel Odyssey Network as the Hallmark Channel. The re-launch of the channel will take effect on Monday, August 6th.

         The re-launch, a key part of Crown Media's business strategy to create a global television network dedicated to delivering quality family-friendly entertainment, will be backed by a multi-million dollar promotion and advertising campaign featuring a comprehensive graphics package and promotional materials built around the Hallmark brand and its well recognized logo. The re-launch will capitalize on and complement Hallmark's esteemed brand, which is highly regarded for its commitment to quality, trust and caring while carrying strong consumer loyalty towards the organization and its many products and services. The channel's new on-air look and direction is an outgrowth of and will reflect Crown Media's close relationship with Hallmark Cards as well as Hallmark Entertainment.

         The Hallmark Channel also will extend Hallmark's brand promise of quality and superior products directly to consumers in a new medium, providing quality programming for the entire family. Its programming will include compelling content, including renowned productions from the pioneering Hallmark Hall of Fame Collection, the most award-winning entertainment program in the history of television. This year, the Hallmark Hall of Fame series is celebrating its 50th anniversary.

         During the transition period until the channel's August re-launch, Odyssey Network will continue to deliver quality entertainment for television viewers.

         Regarding the announcement, David Evans, president and chief executive officer of Crown Media Holdings, noted, "The Hallmark brand is one of quality, caring and integrity, all of which the Hallmark Channel embodies. Hallmark plays a major role in people's lives and this channel will certainly reflect the upstanding meaning and trust people hold in the Hallmark brand."

         He added, "By re-launching our channel as the Hallmark Channel, we are significantly increasing brand awareness with viewers demanding top-notch content and with advertisers who desire an exciting and trustworthy environment in which to showcase their products. In pursuing our goal to become the dominant brand of quality family friendly entertainment, the Hallmark Channel is raising the bar to offer increased value to consumers, MSOs and satellite operators alike."

         Irvine O. Hockaday, Jr., Hallmark president and chief executive officer, noted, "Family entertainment is one of several business platforms around which Hallmark is building its future growth. Today's announcement is a major step forward in broadening the reach of our brand and making Hallmark relevant to consumers in more ways than ever before."

         "For more than 90 years, the Hallmark name has represented quality, caring, creativity and connecting people with one another," said Donald J. Hall, Jr., vice chairman of Hallmark. "Extending that name to the Hallmark Channel is especially meaningful for consumers who now can experience what they trust and expect about Hallmark in a medium that's accessible to them 24 hours a day, seven days a week."


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         Margaret Loesch, president and chief executive officer of Crown Media
United States for the Hallmark Channel U.S., commented, "We have always recognized the power of the Hallmark brand. This re-launch reflects a planned evolution of the channel into a programming service that is instantly perceived as a trusted destination for quality television entertainment and great storytelling. In numerous studies, viewers have said they want compelling television programming that they can enjoy as adults and yet watch with other members of their households. Advertisers, system operators and DBS providers call for the same thing. Over the past 30 months we have endeavored to build a solid foundation on which to build a service that fills that need. The addition of the name Hallmark to our channel is proof positive of our enormous potential."

         As part of the re-branding initiative, Crown Media Holdings has changed the name of the channel's operating subsidiary Odyssey Holdings, LLC to Crown Media United States.

         Hallmark Cards' wholly-owned television development and production subsidiary Hallmark Entertainment, a renowned producer of television films and a strategic partner of Crown Media Holdings, will continue to provide the Hallmark Channel with more than 4,000 hours of programming that serves as the cornerstone of its schedules domestically and internationally. Hallmark Entertainment has produced award-winning and critically acclaimed television movies and miniseries, averaging 40 to 50 films per year.

         Moreover, the Hallmark Channel, which will launch with more than 30 million subscribers throughout the U.S., broadcasts compelling programming from third party providers.

         In addition to its U.S. channel, Crown Media Holdings is undergoing a major initiative to re-launch all of its outlets throughout the world as the Hallmark Channel, firmly positioning itself as a true global network providing quality television programming in more than 100 countries with over 65 million subscribers. The worldwide introduction of the Hallmark Channel will be complete with its August 6th premiere in the U.S.

         Today's announcement is yet another example of Crown Media Holdings' strategy to diversify and invest for the future. This past January, the company announced the formation of Crown Interactive, a new division that will focus on delivering a wide array of products and services in the growing interactive television market. With beta tests currently underway in Singapore, Crown Interactive will provide video-on-demand, video greetings and e-commerce services through personal computers and televisions via digital set-top boxes. Select titles from the Hallmark Entertainment library will be among the first available through this new interactive service.

         Kansas City-based Hallmark is known throughout the world for its greeting cards, related personal expression products, and television's most honored and enduring dramatic series, the Hallmark Hall of Fame. The company's Hallmark Entertainment, Inc. subsidiary is the world's leading producer of movies and mini-series for television; its Binney & Smith subsidiary, maker of Crayola(R) crayons, is the leading producer of student and professional art materials. Through licensing leadership and joint ventures, Hallmark continues to expand its product formats and distribution avenues. The company, which has wholly owned subsidiaries in 12 countries, publishes products in 30 languages and distributes them in more than 100 countries. In 2000, Hallmark reported consolidated net revenues of $4.3 billion.

         Odyssey Network, scheduled to become the Hallmark Channel on August 6th, is a 24-hour television network that provides high-quality, broad-appeal, entertainment programming to a national audience in the U.S. of more than 29 million subscribers. The program service is distributed through 1,500 cable systems, DirecTV (Channel 312) and EchoStar (DISH Channel 185) direct-to-home satellite services and C-Band dish owners across the country.

         Crown Media Holdings, Inc. owns and operates pay television channels dedicated to high quality broad appeal entertainment programming. The company currently operates and distributes two cable channels: Odyssey Network/the Hallmark Channel in the U.S. and the Hallmark Channel in more than 100 international markets. The combined channels have more than 65 million subscribers worldwide. Strategic investors in Crown Media Holdings, Inc. include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., EM.TV & Merchandising AG (parent company of The Jim Henson Company), the National Interfaith Cable Coalition and J. P. Morgan Partners
(BHCA), L. P.

NOTE TO EDITORS: To acquire electronic images of the Hallmark Channel logo; headshots and/or biographies of Messrs. Evans, Hockaday, Hall and Ms. Loesch, please visit Crown Media's website at www.crownmedia.net. A replay of this morning's press conference call will be available by phone for seven days at 800/633-8284 (or 858/812-6440 for callers outside of the U.S.), using reservation number 18379023, or can be downloaded at www.crownmedia.net.


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CONTACTS:
FOR CROWN MEDIA HOLDINGS:                    FOR HALLMARK CHANNEL:
Les Eisner                                   Hallmark Channel
The Lippin Group/LA                          Mark J. Kern
323/965-1990                                 818/755-2626
leisner@lippingroup.com                      mkern@odysseyhhn.com

Don Ciaramella                               FOR HALLMARK CARDS:
The Lippin Group/NY                          Steve Doyal
212/986-7080                                 Hallmark Cards
don@lippingroup.com                          816/274-4314
                                             sdoyal2@hallmark.com

CROWN MEDIA INVESTOR RELATIONS:
Mary Ellen Adipietro/Elissa Grabowski        Julie O'Dell
Lippert/Heilshorn & Associates               Hallmark Cards
212/838-3777                                 816/274-5961
mary@lhai.com                                jodell1@hallmark.com
elissa@lhai.com


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For Immediate Release


            CROWN MEDIA TO ACQUIRE HALLMARK ENTERTAINMENT FILM ASSETS

   Unites Hallmark Entertainment's High-Quality, Family-Oriented Content with
                        Crown Media's Global Distribution

            Crown Media Will Gain Control of Valuable Film Assets and
                          Gain Programming Flexibility

            Increased Revenue Opportunities through Library Sales and
                            Interactive Distribution

GREENWOOD VILLAGE, COLO. AND NEW YORK - APRIL 12, 2001 - Crown Media Holdings, Inc. (Nasdaq: CRWN) (AEX: CRWN) ("Crown Media" or the "Company") and Hallmark Entertainment, Inc. ("HEI") today announced that Hallmark Entertainment Distribution, LLC, ("HED") a wholly-owned subsidiary of HEI, and Crown Media have entered into a definitive agreement under which Crown Media will acquire approximately 700 titles from the film library of HED. The closing of the purchase of the film library assets is subject to a number of conditions, including stockholder approval, and is expected to occur by the end of June 2001.

Under the terms of the agreement, Crown Media will assume $220 million of HEI debt and payables, and issue shares of its Class A common stock based upon the average closing prices of Crown Media Class A common stock from November 6, 2000 to the closing of this transaction, subject to a collar. If the average Crown Media closing price is $17.00 or less, HED will receive 35,294,118 shares of Class A common stock; if the Crown Media average closing price is $18.70 or greater, HED will receive 32,085,562 shares; and if the average closing price is more than $17.00 but less than $18.70, HED will receive the number of shares equal to $600 million divided by the average stock price. Based on the average closing prices from November 6, 2000 to April 10, 2001, Crown Media would issue 33,169,794 shares of Class A common stock, and the value of the stock based on this average price would be $600 million, resulting in a total purchase price of approximately $820 million.

David Evans, President and CEO of Crown Media Holdings, commented, "Marrying this phenomenal content with our global distribution opens up numerous opportunities for Crown Media to expand its business, especially as we look to complete the global rebranding of the Hallmark Channel on August 6. With the increased flexibility as to how we use the programming, we can not only enhance the programming schedules on our own channels, but we can also derive a new revenue stream for the Company by licensing the programming we are not using to third parties looking to enhance their own programming schedules."

Robert Halmi, Jr., Chairman of Crown Media Holdings, added, "This transaction gives us the ability to exploit new distribution areas such as the interactive television marketplace. Earlier this year we began beta testing Crown Interactive, our interactive television model, in Singapore. Currently, the model allows consumers to view, on demand, select titles that we have under license from HED, but eventually users will also be able to interact with the content. With the interactive distribution rights to approximately 700 titles we can substantially enhance the offerings and revenue potential of Crown Interactive as we begin to roll it out to other markets over the course of the year."

High-Quality, Family-Friendly Programming

The HED library is a vast collection of high-quality family programming and includes over 1,100 titles with more than 4,000 hours of programming. Programs contained in the HED library include eight of the 10 most highly rated made-for-television movies for the 1993 through 1999 television seasons based on AC Nielson ratings and have won more than 110 Emmy Awards, Golden Globe Awards and Peabody Awards. Crown Media currently licenses all of the programming in the HED library through a five-year programming agreement. Under the terms of the agreement with HED, Crown Media will acquire approximately 700 titles from the HED library.


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HEI produces approximately 40 to 50 movies each year, and Crown Media will continue to have access to all new films produced on or after January 1, 2001 under existing program agreements with amendments. In addition, as part of its plans to increase the amount of original programming on its channels, Crown Media intends to purchase a number of "Made for Crown Media" programs from HEI in 2001.

Mr. Evans concluded, "Between the increased revenue from the licensing fees we can generate on the content we don't use for our own channels, the revenue potential of Crown Interactive, and the cash savings we can achieve with our programming expenses, this transaction will provide significant value to Crown Media and our shareholders in the long-term."

TRANSACTION DETAILS

Crown Media will acquire HED's rights in approximately 700 titles in the HED library representing over 3,000 hours of programming. Crown Media will acquire the films subject to any contractual rights entered into prior to January 1, 2001, and HED will continue to receive license and other revenues from contracts entered into prior to January 1, 2001. Crown Media will receive all license and other revenues from all contracts on and after January 1, 2001 with respect to the films.

In connection with the acquisition of the films, Crown Media will enter into a service agreement with HEI providing for services related to the administration, distribution and other exploitation of the acquired films. The existing program agreements of Crown Media's subsidiaries with HED will be amended to, among other things, exclude the acquired films and extend the term for the remaining films and new production until June 2006.

The Crown Media Board appointed a Committee of independent directors to consider, evaluate and negotiate this transaction. The Committee consists of five directors independent of HEI. The Committee engaged Salomon Smith Barney as its financial adviser to assist with the transaction. Crown Media will present the proposed transaction to the stockholders at the 2001 annual meeting, scheduled to be held in June 2001. The transaction must be approved by a majority of the voting power held by stockholders not affiliated with HEI. Currently, Hallmark Cards and HEI own approximately 31 million shares of Crown Media, or approximately 47% of the shares outstanding, which control approximately 90% of the voting power. Upon the completion of the transaction, Hallmark Cards, HEI and HED will own approximately 63 million shares of Crown Media, or approximately 65% of the shares outstanding, which control approximately 90% of the voting power.

ABOUT HALLMARK ENTERTAINMENT, INC.

Hallmark Entertainment is one of the world's leading producers and distributors of mini-series and television movies. It is a subsidiary of Hallmark Cards, Inc.

ABOUT HALLMARK CARDS, INC.

With annual revenues of $4.3 billion, Hallmark is known throughout the world for its greeting cards and related personal expression products. The company's Hallmark Entertainment, Inc. subsidiary is the world's leading producer of movies and mini-series for television; its Binney & Smith subsidiary, maker of Crayola crayons, is the leading producer of art materials for children and students.

About Crown Media Holdings, Inc.

CROWN MEDIA HOLDINGS, INC. OWNS AND OPERATES PAY TELEVISION CHANNELS DEDICATED TO HIGH QUALITY BROAD APPEAL ENTERTAINMENT PROGRAMMING. THE COMPANY CURRENTLY OPERATES AND DISTRIBUTES TWO CABLE CHANNELS: ODYSSEY NETWORK/THE HALLMARK CHANNEL IN THE U.S. AND THE HALLMARK CHANNEL IN MORE THAN 100 INTERNATIONAL MARKETS. THE COMBINED CHANNELS HAVE MORE THAN 65 MILLION SUBSCRIBERS WORLDWIDE.


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SEC MATTERS

In connection with the transaction described above, Crown Media will be filing a proxy statement with the Securities and Exchange Commission. STOCKHOLDERS OF CROWN MEDIA ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THIS TRANSACTION. Investors and shareholders may obtain a free copy of the proxy statement when it becomes available at the SEC's website at www.sec.gov.

Crown Media, its Board of Directors, executive officers and employees, and certain other persons, may be deemed to be participants in the solicitation of proxies of Crown Media stockholders to approve the transaction for the films. These individuals may have interests in the transaction, including as a result of holding options or shares of Crown Media. Information concerning these individuals and their interests in the transaction and the participants in the solicitation will be contained in the proxy statement to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

Forward-looking Statements

Statements contained in this press release may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: competition for distribution of channels, viewers, advertisers, and the acquisition of programming; fluctuations in the availability of programming; fluctuations in demand for the programming Crown Media airs on its channels; and other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Risk Factors stated in the Company's 10-K Report for the year ended December 31, 2000. Crown Media Holdings is not undertaking any obligation to release publicly any updates to any forward looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

FOR ADDITIONAL INFORMATION AT CROWN MEDIA, PLEASE CONTACT:
INVESTOR RELATIONS:                              MEDIA:
Mary Ellen Adipietro                             Don Ciaramella
Lippert/Heilshorn & Associates                   The Lippin Group
212-838-3777                                     212-986-7080
mary@lhai.com                                    don@lippingroup.com

                                                 Elissa Grabowski
                                                 Lippert/Heilshorn & Associates
                                                 212-838-3777
                                                 elissa@lhai.com

FOR ADDITIONAL INFORMATION AT HALLMARK CARDS, PLEASE CONTACT:
Steve Doyal
Hallmark Cards
816-274-4314
sdoyal2@hallmark.com


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FOR IMMEDIATE RELEASE



CROWN MEDIA HOLDINGS CREATES
GLOBAL NETWORK OPERATIONS CENTER

DENVER-BASED STATE-OF-THE-ART FACILITY ALLOWS CONSOLIDATION OF
HALLMARK CHANNEL'S WORLDWIDE BROADCAST OPERATIONS


GREENWOOD VILLAGE, CO - MAY 1, 2001 - Crown Media Holdings, Inc. (NASDAQ: CRWN) (ASE: CRWN) today inaugurated its Network Operations Center, a new, state-of-the-art facility in Denver dedicated to distributing the programming for Hallmark Channel's international edition, including Europe, Latin America, Africa and the Middle East. The announcement was jointly made today by David Evans, president and chief executive officer of Crown Media Holdings, and Russ Givens, president and chief executive officer of Crown Media International.

The 6,000 square foot, all-digital Network Operations Center (NOC), based in Crown Media International's corporate headquarters, will serve as the company's primary signal source to its numerous affiliates across the globe. Currently, the Hallmark Channel's international edition can be seen in more than 100 countries, with nearly 38 million subscribers throughout the world.

Regarding the NOC's launch, Evans, commented, "Crown Media is dedicated to providing the finest programming to our affiliates and subscribers through the most efficient and advanced means possible. As the industry further embraces digital technology and converges with new media, the Network Operations Center assures that the Hallmark Channel will be at the forefront of delivering our content worldwide with the highest transmission quality."

Givens noted, "We are delighted to be distributing the Hallmark Channel through this cutting-edge facility. Now that our signal distribution can be centralized for our growing portfolio of affiliates, we can directly control our global broadcast operations; and be well-positioned to expand our services, including interactivity, much more quickly and efficiently than before."

The NOC will provide significant economies of scale for the Hallmark Channel's international outlets by operating worldwide programming playback from one location. Moreover, it enables the channel to quickly respond to market conditions and demands, featuring a scalable technology infrastructure to deploy new services and products, including interactive television. It will also be able to reconfigure its worldwide feeds on an as needed basis. The Hallmark Channel's European and Middle East platforms will be distributed from Denver via fiber technology to London, where it will be uplinked to Eutelsat's Hot Bird satellite that will forward its signals throughout the two regions. For its Latin American feeds, the NOC will uplink directly to PanAmSat's PAS-9 satellite for distribution to the continent. The center could begin distributing signals to its Asia Pacific affiliates in 2003, when its current Hong Kong-based uplink agreement for the region will expire.

The facility's digital signal equipment embraces each of the two major television broadcast standards, PAL and NTSC. The NOC's operations will be monitored on a 7x24 basis.

The NOC marks Crown Media's second major new technology initiative this year. In January, it launched Crown Interactive, a new division of the company designed to leverage the wide array of products and services from Hallmark Cards and its subsidiaries worldwide, including Binney and Smith's Crayola brand and Hallmark Entertainment. Crown Interactive is currently being beta tested in Singapore, providing video-on-demand services of a number of high-profile titles from the Hallmark Entertainment library. Available through PC-based systems and digital set-top boxes, the platform will introduce other services, including video greetings and e-commerce, during its beta test and commence a full roll-out during the second quarter of this year.


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The Hallmark Channel is a global channel brand showcasing high quality, award-winning original movies, miniseries and series to more than 37 million households worldwide. It is owned and operated by Crown Media International, Inc., a wholly owned subsidiary of Crown Media Holdings, Inc.

ABOUT CROWN MEDIA HOLDINGS, INC.

Crown Media Holdings, Inc. owns and operates pay television channels dedicated to high quality broad appeal entertainment programming. The company currently operates and distributes two cable channels: Odyssey Network/the Hallmark Channel in the U.S. and the Hallmark Channel in more than 100 international markets. The combined channels have more than 65 million subscribers worldwide. Strategic investors in Crown Media Holdings, Inc. include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., EM.TV & Merchandising AG (parent company of The Jim Henson Company), the National Interfaith Cable Coalition and J. P. Morgan Partners (BHCA), L. P.



CONTACTS:
MEDIA:                                           INVESTOR RELATIONS:
Les Eisner                                       Mary Ellen Adipietro
The Lippin Group/LA                              Lippert/Heilshorn & Associates
323/965-1990                                     212/838-3777
leisner@lippingroup.com                          mary@lhai.com

Don Ciaramella
The Lippin Group/LA
212/986-7080
don@lippingroup.com